Exercise of Options

Toronto, Ontario December 20, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), received notice on November 20, 2012 that Stefan Hayden, a Person Disclosing Managerial Responsibility (PDMR) of the Company, today exercised options over an aggregate 6,000,000 ordinary shares in the Company (“Ordinary Shares”) at an exercise price of Cdn$0.07 per share.

Following this transaction, Stefan Hayden and persons connected to him have interest in 10,380,000 Ordinary Shares representing approximately 2.0% of the Company's issued ordinary share capital, all of which are held beneficially.

The Company has applied for the 6,000,000 new Ordinary Shares to be admitted to trading on AIM and admission is expected to become effecting at 8.00 a.m. on Friday 28 December 2012.

Following this issue of equity, the Company has 514,461,780 Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com